Calculation of Filing Fee Tables

Schedule TO
(Form Type)
Templeton Dragon Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$83,580,743.57 (a)	0.00014760%	$12,366.52 (b)
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$83,580,743.57
Total Fees Due for Filing			$12,366.52
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$12,366.52

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 25% of the 33,804,143 Common Shares of Templeton Dragon Fund, Inc. and Income Fund by $9.89, 98% of the Net Asset Value per share of $10.09 as of the close of ordinary trading on the New York Stock Exchange on November 6, 2023.
(b) Calculated as $147.76 per $1,000,000 of the Transaction Valuation.